Simpson Thacher & Bartlett llp
425 Lexington Avenue New York, NY 10017-3954 (212) 455-2000
Facsimile (212) 455-2502
Direct Dial Number (212) 455-2948	E-Mail Address JKAUFMAN@STBLAW.COM

December 11, 2020

VIA EDGAR

Re:	Home Point Capital Inc. Draft Registration Statement on Form S-1 Submitted on November 6, 2020 CIK No. 0001830197

Securities and Exchange Commission
Division of Corporation Finance
Office of Trade & Services
100 F Street, N.E.
Washington, D.C. 20549

Ladies and Gentlemen:

On behalf of Home Point Capital Inc. (the “Company”), we hereby confidentially submit for non-public review by the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) Amendment No. 1 (“Amendment No. 1”) to the above-referenced draft registration statement on Form S-1 (the “Registration Statement”).  The Company has prepared Amendment No. 1 in response to the Staff’s comments in its letter, dated December 3, 2020, relating to the Registration Statement (the “Comment Letter”) and to otherwise update its disclosure, including the inclusion of financial statements for the nine months ended September 30, 2020 and related financial and other information.

In addition, we are providing the following responses to the Staff’s Comment Letter.  To assist your review, we have retyped the text of the Staff’s comments in italics below.  Page references in the text of this letter correspond to the pages of Amendment No. 1.  Unless otherwise defined below, terms defined in Amendment No. 1 and used below shall have the meanings given to them in Amendment No. 1.  The responses and information described below are based upon information provided to us by the Company.

Securities and Exchange Commission	December 11, 2020
Industry and Market Data, page iii

1.
We note references to third-party information and industry research throughout the prospectus, beginning with your reference to Inside Mortgage Finance on page iii. Please advise us as to whether any of these reports were commissioned or prepared for this filing. If any of these reports were prepared for use in connection with this registration statement, please file a consent acknowledging the use of the information in the prospectus.

The Company respectfully advises the Staff that it did not commission or prepare any third-party information or industry research, including Inside Mortgage Finance, for use in connection with the Registration Statement. As a result, the Company respectfully advises the Staff that no consent is required to be filed with the Registration Statement with respect to such information.

Company Overview, page 1

2.
Please briefly explain the term Wholesale lender the first time you use it, in order to distinguish that business from other forms of mortgage origination. Clarify your disclosure that you are “the third largest wholesale lender by origination volume in 2020 through June 30” by explaining the relationship between the wholesale channel and other forms of residential loan origination. Also, please clarify the distinction between your wholesale channel and the overall wholesale channel.

In response to the Staff’s comment, the Company has revised its disclosure on pages 1 and 102 accordingly.

3.	Please substantiate that you are currently the third largest and fastest growing wholesale lender as of June 30, 2020.

The Company respectfully advises the Staff that it utilizes Inside Mortgage Finance to substantiate the Company’s statement as to being the third largest wholesale lender with the fastest growth of the top five wholesale originators as of September 30, 2020. The Company has revised its disclosure on pages 2, 76 and 102 accordingly.

4.
We note statements throughout the summary regarding your plans and expectations for continued growth. Please discuss in greater detail any additional funding needs you will have to drive this growth, where you expect to source the funding, and the time frame and any material milestones.

In response to the Staff’s comment, the Company has revised its disclosure on pages 10 and 112-113 accordingly.

Securities and Exchange Commission	December 11, 2020
5.
Please provide support for the statement on page 16 that the wholesale channel is fragmented below the top three participants. Explain why you believe that this creates substantial opportunity to gain market share.

In response to the Staff’s comment, the Company has revised its disclosure on pages 16-17 and 120-121 accordingly.

6.
Please provide more detail regarding the reasons that you believe that growth in the company’s platforms implies that they are scalable. Balance disclosure regarding scalability by referencing factors that would inhibit scalability, such as the considerations that appear in the risk factor on page 31.

In response to the Staff’s comment, the Company has revised its disclosure on pages 19 and 123 accordingly.

Risk Factors, page 27

7.
In the risk factor that discusses financing arrangements, please disclose the number of warehouse lenders on which your business relies, as well as the number of funding facilities that expire in 2021 and the terms of the uncommitted facilities. Explain your plans, if any, to replace the expiring facilities.

In response to the Staff’s comment, the Company has revised its disclosure on page 30 accordingly.

8.
Please expand the risk factor on page 52 to state explicitly the risks associated with a falling interest rate environment. We note in this regard the disclosure on page 75 of the impact of changes in interest rates on your business.

In response to the Staff’s comment, the Company has revised its disclosure on pages 55-56 to state explicitly the risks associated with a falling interest rate environment.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page  73

9.
Please expand your discussion of the proprietary Home Ownership Platform to explain how the platform differs from those of your competitors and what aspects of the platform cause increased customer retention. Quantify the impact of the platform on customer retention and disclose the time period over which such retention has occurred.

In response to the Staff’s comment, the Company has revised its disclosure on page 76 accordingly.

10.
Please disclose here the number of loans enrolled in forbearance plans and the percentage of loans in your total serving portfolio this represents. Please continue to update this and your related liquidity disclosure as of the most recent practicable date.

In response to the Staff’s comment, the Company has revised its disclosure on pages 33 and 78-79 accordingly. The Company respectfully advises the Staff that it will continue to update such disclosure and its related liquidity disclosure as of the most recent practicable date.

Securities and Exchange Commission	December 11, 2020
Business, page 91

11.
Please discuss how your highly componentized, flexible technology infrastructure allows you to “leverage nimble internal development teams and market leading third-party systems to provide a best-in-class experience for our partners and customers.” To the extent that you believe that this infrastructure distinguishes you from your competitors, explain why.

In response to the Staff’s comment, the Company has revised its disclosure on pages 4 and 105 accordingly.

12.
Please expand your discussion of your broker partners on page 95 to explain the relationship between those partners and the company, particularly whether the company retains any liability for the actions of the brokers.

In response to the Staff’s comment, the Company has revised its disclosure on pages 5 and 107 accordingly.

Description of Capital Stock, page 130

13.	Please clarify, here or in a risk factor, that the distribution of any of the convertible preferred stock the board will be authorized to issue could be dilutive to stockholders.

In response to the Staff’s comment, the Company has revised its disclosure on page 144 to clarify that the distribution of any of the convertible preferred stock the board will be authorized to issue could be dilutive to stockholders.

Exclusive Forum, page 135

14.
You state that the exclusive forum provision will not apply to claims under the federal securities law. Please confirm that this will be explicitly stated in your certificate of incorporation or, alternatively, tell us how you plan in future filings to make investors aware that the provision is not applicable to these claims.

In response to the Staff’s comment, the Company respectfully advises the Staff that the disclosure on pages 66-67 and 148 of the Registration Statement does not assert that the exclusive forum provision in the Company’s amended and restated certificate of incorporation will not apply to all claims under all federal securities laws.  Instead, such disclosure states that the amended and restated certificate of incorporation will provide that U.S. federal district courts, rather than the Court of Chancery of the State of Delaware, will be the exclusive forum for claims arising under the Securities Act.  In addition, such disclosure states that the exclusive forum provision will not apply at all to claims under the Exchange Act owing to the fact that the Exchange Act already provides that any claims must be brought in federal district court.  In further response to the Staff’s comment, the Company intends to provide similar disclosure to what is currently contained in the Registration Statement on an annual basis in the Description of Capital Stock exhibit required to be filed in connection with its Annual Report on Form 10-K.

Securities and Exchange Commission	December 11, 2020
General

15.
Please provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, have presented or expect to present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not you retained, or intend to retain, copies of those communications. Please contact Julia Griffith at 202-551-3267 to discuss how to submit the materials, if any, to us for our review.

The Company respectfully advises the Staff that there have not been any such written communications to date. To the extent there are such written communications in the future, the Company will supplementally provide the Staff with copies of those materials.

*      *      *      *      *      *      *      *

Please do not hesitate to call me at (212) 455-2948 with any questions or further comments regarding this submission or if you wish to discuss any of the above responses.

Very truly yours,

/s/ Joseph H. Kaufman
Joseph H. Kaufman

cc:	Securities and Exchange Commission
William Schroeder
Amit Pande
Julia Griffith
J. Nolan McWilliams

Home Point Capital Inc.
William A. Newman

Davis Polk & Wardwell LLP
Michael Kaplan
Shane Tintle